Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

March 25, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON RESOURCES COMPLETES ACQUISITION OF VALLEY HIGH VENTURES

Vancouver, BC – March 25, 2011 – Levon Resources Ltd. ("Levon") and Valley High Ventures Ltd. ("Valley High" or “VHV”) are pleased to jointly announce the completion of the acquisition of VHV by Levon. Levon has acquired all of the shares of Valley High pursuant to a court-approved plan of arrangement (the "Arrangement"). The transaction was overwhelmingly approved by VHV’s shareholders and optionholders who voted at VHV's annual and special meeting on March 22, 2011.

Ron Tremblay, President and Chief Executive Officer of Levon said, "We have consolidated and simplified ownership of our flagship Cordero Project in Mexico, and are fully funded with $21 million in cash to continue aggressively pursuing exploration at Cordero with our 59,000m Phase 3 drill program. We welcome Valley High shareholders as shareholders of Levon.”

Under the terms of the Arrangement, effective today, each former VHV shareholder will receive 1.0 share of Levon and 0.125 of a share of a new exploration company, Bearing Resources Ltd. ("Bearing") for each VHV share held.   Options of Valley High not exercised prior to completion of the arrangement were deemed to have been exercised on a cashless basis for Levon shares.  In accordance with their terms, outstanding warrants of VHV will automatically be adjusted so that, upon exercise subsequent to completion of the transaction, for each Valley High share that would previously have been issued, the warrantholder will receive 1.0 of a Levon share but, instead of receiving 0.125 of a share of Bearing, the exercise price of the warrant will be reduced by the fair value of 0.125 of a Bearing share.

Levon issued 73,322,636 common shares pursuant to the Arrangement. Former VHV shareholders now hold approximately 43% of the issued and outstanding shares of Levon with the existing Levon shareholders now holding approximately 57% on a fully-diluted basis. VHV shareholders now also own 100% of the Bearing shares and Bearing now owns all of VHV's exploration assets outside of the Cordero Project (as defined in the Arrangement Agreement), as well as $1.8 million in cash.  Levon now owns 100% of the Cordero Project..

In order to receive the Levon common shares to which they are entitled, former registered holders of VHV shares must complete and return to Computershare Trust Company of Canada a letter of transmittal together with their certificates representing their VHV shares and otherwise follow the instructions contained in VHV's management information circular dated February 18, 2011, which is available on VHV's profile on SEDAR at www.sedar.com in order to obtain certificates representing Levon shares and Bearing shares to which they are entitled pursuant to the Arrangement.

About Levon:

Levon Resources is a precious and base metals exploration company focused on exploring and developing the Cordero silver, gold, zinc and lead project in the state of Chihuahua, Mexico. The company also holds the Norma Sass and Ruf claims, located in the heart of Nevada’s Cortez Gold Trend near Barrick Gold’s Pipeline gold mine, and key land positions in the productive Bralorne gold camp of southwest British Columbia, Canada

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
______________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.